RESULT OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on October 23, 2009, and reconvened on November 4, 2009. Common and preferred shareholders voted on the election of Trustees and the proposal for a new Investment Advisory Agreement and Investment Sub Advisory agreement. With regard to the election of the following Trustees by common and preferred shareholders of the Fund and the proposal for the new Investment Advisory Agreement and Investment Sub Advisory
Agreement:

                                                      # OF SHARES   # OF SHARES
                                                         IN FAVOR      WITHHELD
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Roman Friedrich III                                     4,244,128       514,152
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Ronald A. Nyberg                                        4,244,095       514,185
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New Investment Advisory Agreement                       4,282,113       202,764
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New Investment Sub Advisory Agreement                   4,273,510       207,142
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The other Trustees of the Fund whose terms did not expire in 2009 are Richard
L. Crandall, David C. Hooten and Ronald E. Toupin, Jr.